1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 3, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 389

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 389 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI Russia Capped ETF (the “Fund”), a series of the Company.

The comments were provided in a telephone conversation October 6, 2014. For your convenience, your comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Company.

Comment 1: The Principal Investment Strategies indicate that the Underlying Index may include mid- or small-capitalization companies. Please determine whether risk disclosure for those types of investments is needed in the Fund’s prospectus.

Response: The Underlying Index may include mid- or small-capitalization companies. Based on the current composition of the Underlying Index, however, the Company has determined investment in mid-and small-capitalization companies currently is not a principal risk of the Fund.

Comment 2: European Economic Risk is listed as a principal risk for the Fund. Please clarify why this is a principal risk.

Response: European Economic Risk is listed as a principal risk of the Fund because Europe is viewed as a key trading partner of Russia. The Company generally will include the risks associated with any region or country that is viewed as a key trading partner as a principal risk.

Comment 3: The last sentence of the Securities Lending Risk states that the Fund’s securities lending agent “will take into account the tax impact to shareholders of substitute payments for dividends when managing the Fund’s securities lending program.” Please supplementally clarify to the Staff the meaning of this statement.

Response: Certain portfolio securities that are available to be lent by the Fund in the securities lending program may pay periodic or special dividends that are eligible for “qualified dividend income” (“QDI”) treatment and/or for “dividends received deduction passthrough” (“DRD”). In order to receive beneficial treatment under the Internal Revenue Code, however, the Fund must be the holder of the dividend paying security (that is, the security cannot be lent out) on the record date for determining shareholders eligible to receive the dividend. In managing the securities lending program, the securities lending agent may compare the expected income return from the Fund’s participation in the securities lending program against the after-tax effect of the potential loss of QDI and/or DRD treatment for the Fund’s stock portfolio in determining whether to lend portfolio securities, or to potentially terminate an existing loan.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.

Marisa Rolland, Esq.

Katherine Drury